UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

(Commission File No. 001-38722)

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Enclosed hereto are copies of the following items in connection with Orchard Therapeutics plc’s Annual General Meeting that will be held at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY on June 26, 2019 at 8.30 a.m. (UK time).

The information contained in this Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General Meeting

99.2	Form of Proxy

99.3	Depositary’s Notice of Annual General Meeting

99.4	Voting Instructions for holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: June 3, 2019	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer